Appendix A

HATTERAS GLOBAL PRIVATE EQUITY PARTNERS INSTITUTIONAL, LLC
c/o Hatteras Funds, LLC
6601 Six Forks Road
Suite 340
Raleigh, North Carolina 27615

SUPPLEMENT TO NOTICE OF OFFER TO PURCHASE
DATED AUGUST 31, 2015

To the Members of
Hatteras Global Private Equity Partners Institutional, LLC:

This Supplement relates to the Notice of Offer to Purchase originally mailed to you on June 18, 2015 in connection with the offer (the “Offer”) by Hatteras Global Private Equity Partners Institutional, LLC (the “Fund”) to repurchase units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Fund has decided to extend the Offer until 12:00 midnight, Eastern Time, on September 15, 2015, and increase the amount of Units the Fund is offering to purchase from approximately 5% of the net assets of the Fund (or $700,000 as of March 31, 2015) to an aggregate of 15% of net assets of the Fund (or $2,100,000 as of March 31, 2015). All of the other terms of the original Offer remain unchanged.